A19
3/16/2004

||||||||||||||||||||||||
04002055

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden
hours per response . . . 12.00

ATES
NGE COMMISSION
Washington, D.C. 20549

RECEIVED
FEB 2 3 2004
WASH. D.C.
158

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-   8-053527

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___January 1, 2003___ AND ENDING ___December 31, 2003___
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

   Growthink Securities, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
   1800 Abbot Kinney,   Suite B

(No. and Street)

Venice   CA   90291

(City)   (State)   (Zip-Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
   James Turo   (310) 823-9545

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
   Kevin G. Breard, CPA An Accountancy Corporation

(Name — if individual, state last, first, middle name)

9010 Corbin Avenue, Suite 7   Northridge   California   91324

(Address)   (City)   (State)   Zip Code)

CHECK ONE:
   ☒ Certified Public Accountant
   ☐ Public Accountant
   ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)   Potential persons who are to respond to the collection of information
                         contained in this form are not required to respond unless the form displays
                         a currently valid OMB control number.



OATH OR AFFIRMATION

I, ___James Turo_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___Growthink Securities, Inc._____, as of
___December 31_____, ___2003___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

State of _California_
County of _Los Angeles_
Subscribed and sworn (or affirmed) to before me this 3rd day of _Feb._ , 2004

Yaeshin Cho.
Notary Public

_____
Signature

MANAGING DIRECTOR
Title

This report** contains (check all applicable boxes):
☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Independent Auditor's Report

Board of Directors
Growthink Securities, Inc.

I have audited the accompanying statement of financial condition of Growthink Securities, Inc. as of December 31, 2003, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Growthink Securities, Inc. as of December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Kevin G. Breard
Certified Public Accountant

Northridge, California
February 3, 2004

Growthink Securities, Inc.
Statements of Financial Condition
December 31, 2003

Assets

Cash	$ 7,861
Total assets	$ 7,861

Liabilities & Stockholders' Equity

Liabilities	$ —

Stockholders' equity

Common stock, no par value, 10,000,000 shares authorized, 2,000,000 issued and outstanding	20,000
Additional paid-in capital	2,000
Accumulated deficit	(14,139)
Total stockholders' equity	7,861
Total liabilities & stockholders' equity	$ 7,861

The accompanying notes are an integral part of these financial statements.

Revenues

Consulting income	$ 147,500
Total revenue	147,500

Expenses

Occupancy	2,500
Professional fees	2,104
Other operating expenses	98,585
Total expenses	103,189
Income (loss) before income tax provision	44,311
Income tax provision	800
Net income (loss)	$ 43,511

The accompanying notes are an integral part of these financial statements.

Common Stock | Additional Paid-In Capital | Accumulated Deficits | Total

Rows:
- Balance at December 31, 2002: $20,000 | $ - | $ (13,650) | $ 6,350
- Additional paid-in capital: - | 2,000 | - | 2,000
- Dividends: - | - | (44,000) | (44,000)
- Net income (loss): - | - | 43,511 | 43,511
- Balance at December 31, 2003: $20,000 | $2,000 | $(14,139) | $7,861

Growthink Securities, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2003

	Common Stock	Additional Paid - In Capital	Accumulated Deficits	Total
Balance at December 31, 2002	$ 20,000	$ –	$ (13,650)	$ 6,350
Additional paid-in capital	–	2,000	–	2,000
Dividends	–	–	(44,000)	(44,000)
Net income (loss)	–	–	43,511	43,511
Balance at December 31, 2003	$ 20,000	$ 2,000	$ (14,139)	$ 7,861

The accompanying notes are an integral part of these financial statements.

Growthink Securities, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2003

Cash flow from operating activities

Net income (loss)		$ 43,511
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
(Increase) decrease in:		
Prepaid expenses	$ 128	
(Decrease) increase in:		
Accounts payable	(56)	
Total adjustments		72
Net cash provided by operating activities		43,583

Cash flows from investing activities —

Cash flows from financing activities

Capital distributions	(44,000)	
Additional paid-in capital	2,000	
Net cash used in financing activities		(42,000)
Net increase in cash		1,583
Cash at the beginning of the year		6,278
Cash at the end of the year		$ 7,861

Supplemental disclosure of cash flow information

Cash paid during the year ended December 31, 2003

Income taxes	$	800
Interest	$	—

The accompanying notes are an integral part of these financial statements.

Note 1:   GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General
Growthink Securities, Inc. (the "Company") is a California Corporation organized on December 6, 2001, and operates as a registered broker/dealer in securities under the provisions of the Securities Exchange Act of 1934. The Company commenced operations in private placements of securities and market research for venture capital. The Company is a member of the National Association of Securities Dealers, Inc. (NASD) and the Securities Investor Protection Corporation (SIPC).

The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another Broker/Dealer. The Company does not hold customer funds and/or securities.

Summary of Significant Accounting Principles

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising cost are expensed as incurred.

Consulting fees are recognized when earned.

Note 2: INCOME TAXES

The Company's tax provision for the year ended December 31, 2003 was $10,734 of which the Company paid the California state minimum franchise tax of $800. Per an expense sharing agreement (Note 3), a related party will pay the remaining tax due of $9,934.

Note 3: <u>RELATED PARTY TRANSACTIONS</u>

Shareholders in the Company are also shareholders in a related entity - Growthink, Inc. The Company has an expense sharing agreement with the related entity. As outlined in the agreement, one-third (⅓) of all operating expenses will be shared. However, in an addendum dated December 30, 2003, except for a one-time $2,500 rent payment from Growthink Securities, Inc. to Growthink the expense allocation will be waived for 2003 without recourse. If the Company would have included these expenses, then the presentation of the financial statements would be materially different.

For the year ended December 31, 2003, rent expense of $2,500 was reflected in the financial statements.

Note 4: <u>RECENTLY ISSUED ACCOUNTING STANDARDS</u>

In January 2003, the FASB issued Interpretation 46, *Consolidation of Variable Interest Entities.* In general, a variable interest entity is a corporation, partnership, trust, or any legal structure used for business purposes that either (a) does not have interest entity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Interpretation 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of Interpretation 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to transactions entered into prior to February 1, 2003 in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The adoption of the Interpretation on July 1, 2003 did not have a material impact on the Company's financial statements.

In April 2003, the FASB issued SFAS 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities,* which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. The Statement is effective for contracts entered into or modified after June 30, 2003. The adoption of this Statement did not have a material impact on the Company's financial statements.

Note 4: <u>RECENTLY ISSUED ACCOUNTING STANDARDS</u>
(Continued)

In May 2003, The FASB issued SFAS 150, *Accounting for Certain Financial Instruments with Characteristic of both Liabilities and Equity.* The Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer clarify a financial instrument that is within its scope as a liability (or an asset in some circumstances). It is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this Statement did not have a material impact on the Company's financial statements.

Note 5: <u>NET CAPITAL</u>

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2003, the Company had net capital of $7,861 which was $2,861 in excess of its required net capital of $50,000; and the Company's ratio of aggregate indebtedness ($0) to net capital was not applicable because the company had no aggregate indebtedness, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

Computation of net capital

Stockholders' equity			
Common stock	$	20,000	
Additional paid-in capital		2,000	
Accumulated deficit		(14,139)	
Total stockholders' equity			$ 7,861

Less: Non allowable assets   —

Net Capital   7,861

Computation of net capital requirements

Minimum net capital requirements			
6 2/3 percent of net aggregate indebtedness	$	NA	
Minimum dollar net capital required		5,000	
Net capital required (greater of above)			(5,000)

Excess net capital $ 2,861

Percentage of aggregate indebtedness to net capital   NA

There was no material difference in net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2003.

Growthink Securities, Inc.
(A Development Stage Company)
Schedule II - Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2003

A computation of reserve requirement is not applicable to Growthink Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

Information relating to possession or control requirements is not applicable to Growthink Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

Growthink Securities, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2003

Board of Directors
Growthink Securities, Inc.

In planning and performing my audit of the financial statements of Growthink Securities, Inc. for the year ended December 31, 2003, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by Growthink Securities, Inc. including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

i

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Kevin G. Breard
Certified Public Accountant

Northridge, California
February 3, 2004